Exhibit 23.1

Consent of Independent Registered
Public Accounting Firm

The Board of Directors
Shenandoah Telecommunications Company:

We consent to the incorporation by reference in the registration statements No. 333-74297 on Form S-3D, No. 333-127342 on Form S-8 and No. 333-196990 on Form S-8 of Shenandoah Telecommunications Company of our reports dated February 27, 2015, with respect to the consolidated balance sheets of Shenandoah Telecommunications Company and subsidiaries as of December 31, 2014 and 2013, and the related consolidated statements of income and comprehensive income, shareholders’ equity, and cash flows for each of the years in the three-year period ended December 31, 2014, and the effectiveness of internal control over financial reporting as of December 31, 2014, which reports appear in the December 31, 2014 Annual Report on Form 10-K of Shenandoah Telecommunications Company.

/s/ KPMG LLP

Richmond, Virginia
February 27, 2015